UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

First Quarter Results 2022

Azul Reports Record First Quarter 2022 Revenue
25.6% Above 1Q19

São Paulo, May 9, 2022 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the first quarter of 2022 (“1Q22”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

▪	Total operating revenue in 1Q22 was R$3.2 billion, an increase of 74.9% compared to 1Q21 and 25.6% compared to 1Q19. This was the second consecutive quarter with net revenues above pre-pandemic levels, even with the impact of the Omicron variant to our operation.
▪	PRASK and RASK increased 40.7% and 38.3% respectively vs. 1Q21, even with a 26.4% increase in capacity. The results were driven by the strong domestic demand environment in Azul’s markets, which allowed us to raise fares to offset rising fuel prices.
▪	Our logistics business continued its outstanding performance. Revenues in 1Q22 reached almost R$300 million, 37.8% higher than 1Q21, tripled compared to 1Q19.
1Q22 Highlights¹	1Q22	1Q21	Change
Total operating revenues	3,193.0	1,825.8	74.9%
Total operating expenses	(3,122.4)	(2,039.9)	53.1%
Operating income (loss)	70.7	(214.1)	284.8
Operating margin	2.2%	-11.7%	+13.9 p.p.
EBITDA	592.7	129.7	463.0
EBITDA margin	18.6%	7.1%	+11.5 p.p.
Average fare (R$)	449.1	304.3	47.6%
RASK (cents)	35.23	25.47	38.3%
PRASK (cents)	31.37	22.29	40.7%
Yield (cents)	39.03	29.15	33.9%
CASK (cents)	34.45	28.46	21.1%
CASK ex-fuel (cents)	21.33	20.12	6.0%
Average exchange rate	5.23	5.47	-4.3%
Fuel cost per liter	4.25	2.71	57.0%

¹Operating results were adjusted for non-recurring items totaling R$220.5 million in 1Q22 and R$31.8 million in 1Q21.

▪	CASK in 1Q22 was 34.45 cents, up 21.1% compared to 1Q21, mainly due to the 57.0% increase in fuel prices and 11.3% inflation over the last twelve months, partially offset by cost reductions, productivity gains and the 4.3% appreciation of the real against the dollar. Over this period, productivity measured by ASK per full-time employees increased 14.3%. CASK normalized by cargo, fuel and foreign exchange rate was essentially flat compared to 1Q19, offsetting over 20% inflation on real-denominated costs over the past three years.
▪	EBITDA reached R$592.7 million in the quarter, representing a margin of 18.6%. Excluding the impact of the Omicron variant, EBITDA would have been close to R$900 million. Operating income was R$70.7 million in the quarter, representing a margin of 2.2%.
▪	Immediate liquidity position remains solid at R$3.3 billion, above 1Q19 levels. During the quarter, Azul generated over R$500 million in operating cash flow. We continued our delevering process with R$1.3 billion in payments of current and deferred leases and repayments of debt and other deferrals
▪	For the second quarter of 2022, we expect to achieve an all-time record operating revenue and RASK for any quarter in our history. This is even more remarkable given the second quarter is seasonally our weakest.

1

First Quarter Results 2022

Management Comments

As always, I would like to express my gratitude and recognize our passionate Crewmembers, who continue to take care of each other and our customers. Our exceptional customer service was recognized once again, as Azul was elected the best airline in Brazil according to ANAC’s customers satisfaction rankings. For the month of March 2022, Cirium reported Azul as the most on-time mainline carrier in the world. In addition, our customer satisfaction scores in March and April were the highest ever over the past two years.

We continue to serve and connect Brazil through our unique network and diversified fleet, reaching a record 151 destinations, an impressive addition of more than 35 destinations compared to 2019, with still more to add. Over time, the growth from these new destinations will add considerable demand to our network, reinforcing our growth strategy.

While we did experience short-term operational challenges from Omicron during the first quarter of 2022, this wave is now clearly behind us. In the quarter, our total operating revenues increased 74.9% to R$3.2 billion, 25.6% up compared to the same period in 2019, an all-time first quarter record. In 1Q22 our EBITDA reached R$592.7 million, representing a margin of 18.6%. Without the impact of Omicron, we estimate EBITDA would have been close to R$900 million.

PRASK and RASK increased 40.7% and 38.3% respectively compared to 1Q21, while at the same time capacity increased 26.4%, driven by the robust demand in Azul’s markets.

We ended the quarter with nine consecutive months of strong and improving leisure demand, while we saw corporate bookings accelerating rapidly, allowing us to raise fares to offset rising fuel prices. Fares are now at record levels, well above 2019. Compared to 2019, corporate revenue recovered more than 120%, while corporate traffic is still at 71% of pre-pandemic indicating further room for improvement. We expect to reach all-time record revenue and RASK in 2Q22, a remarkable achievement considering the second quarter is seasonally our weakest.

Our business units continue their compelling growth trajectories. Azul Cargo maintained its outstanding performance with 1Q22 revenues reaching almost R$300 million, a 37.8% year-over-year growth and triple the revenues of 1Q19. Our mission to transform logistics in Brazil remains our main focus as we utilize our scheduled network together with our fleet of dedicated freighters. We believe Azul Cargo is the perfect platform through which a variety of our clients can grow their businesses.

TudoAzul, our wholly-owned loyalty program, almost doubled in gross billings in 1Q22 compared to 1Q21. Azul Viagens, our vacations business, sold 90% more travel packages compared to 1Q21, mainly due to our unique capacity to fly exclusive nonstop leisure routes. In July 2022, we will have over 900 flights dedicated to Azul Viagens, more than doubled compared to 2019.

In terms of ESG, one of the highlights of our efforts continues to be the social benefits from our activities. We bring Brazil together more than any airline in history, helping to provide employment, connectivity, economic development, access to medical services, and others. In 1Q22, we also transported more than 340 organs for transplants and supported several humanitarian actions. This vocation extends to our workforce, with more than 3,000 of our crewmembers registered as volunteers and supporting over 130 actions in the quarter.

We maintain our focus on executing our business plan for 2022, with an emphasis on expanding our unique network through disciplined capacity deployment and efficiency gains. Considering the current scenario of demand, fuel and foreign exchange, we expect to generate record EBITDA of R$4 billion in 2022 and R$5.5 billion in 2023, compared to our previous record of R$3.6 billion in 2019.

John Rodgerson, CEO of Azul S.A.

2

First Quarter Results 2022

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

Income statement (R$ million)¹	1Q22	1Q21	% Δ
Operating Revenues
Passenger revenue	2,843.0	1,597.6	77.9%
Cargo revenue and others	350.1	228.2	53.4%
Total operating revenues	3,193.0	1,825.8	74.9%
Operating Expenses
Aircraft fuel	1,189.0	597.7	98.9%
Salaries, wages and benefits	434.2	414.5	4.8%
Depreciation and amortization	522.0	343.7	51.9%
Landing fees	199.1	149.3	33.3%
Traffic and customer servicing	133.0	86.7	53.4%
Sales and marketing	126.9	86.1	47.4%
Maintenance and repairs	147.2	93.9	56.8%
Other operating expenses	371.0	268.0	38.4%
Total operating expenses	3,122.4	2,039.9	53.1%
Operating income (loss)	70.7	(214.1)	n.a.
Operating margin	2.2%	-11.7%	n.a.
EBITDA	592.7	129.7	357.1%
EBITDA margin	18.6%	7.1%	+11.5p.p.
Financial Result²
Financial income	48.9	24.1	103.3%
Financial expense	(969.1)	(860.2)	12.7%
Derivative financial instruments	209.9	24.1	769.4%
Foreign currency exchange, net	3,298.4	(1,626.4)	n.a.
Income (loss) before income taxes²	2,658.8	(2,652.5)	n.a.
Income tax and social contribution	-	-	n.a.
Deferred income tax and social contribution	-	-	n.a.
Net income (loss)²	2,658.8	(2,652.5)	n.a.
Net margin	83.3%	-145.3%	n.a.
Adjusted Net income (loss)³	(808.4)	(1,068.9)	-24.4%
Adjusted net income (loss) margin³	-25.3%	-58.5%	+33.2p.p.
Fully diluted shares	406.0	407.3	-0.3%
Diluted EPS	6.55	(6.51)	n.a.
Diluted EPS (US$)	1.25	(1.19)	n.a.
Diluted EPADR (US$)	3.75	(3.57)	n.a.
Adjusted EPS³	(1.99)	(2.62)	-24.1%
Adjusted EPS³ (US$)	(0.38)	(0.48)	-20.7%
Adjusted EPADR (US$)³	(1.14)	(1.44)	-20.7%

¹Operating results were adjusted for non-recurring items totaling R$220.5 million in 1Q22 and R$31.8 million in 1Q21.

²Financial results adjusted for convertible debentures expenses.

³Net income (loss) and EPS/EPADR adjusted for unrealized derivative results and foreign currency exchange rate. One ADR equals three preferred shares (PNs).

3

First Quarter Results 2022

Operating Data¹	1Q22	1Q21	% Δ
ASK (million)	9,064	7,168	26.4%
Domestic	8,024	6,906	16.2%
International	1,040	262	296.4%
RPK (million)	7,284	5,480	32.9%
Domestic	6,442	5,306	21.4%
International	842	174	383.8%
Load factor (%)	80.4%	76.5%	+3.9 p.p.
Domestic	80.3%	76.8%	+3.4 p.p.
International	81.0%	66.4%	+14.6 p.p.
Average fare (R$)	449.1	304.3	47.6%
Passengers (thousands)	6,331	5,251	20.6%
Block hours	117,301	96,328	21.8%
Aircraft utilization (hours per day)	8.1	7.6	7.2%
Departures	67,981	58,586	16.0%
Average stage length (km)	1,128	1,033	9.1%
End of period operating passenger aircraft	166	159	4.4%
Fuel consumption (thousands of liters)	279,613	220,614	26.7%
Fuel consumption per ASK	30.8	30.8	0.2%
Full-time-equivalent employees	12,944	11,701	10.6%
End of period FTE per aircraft	78	74	6.0%
Yield (cents)	39.03	29.15	33.9%
RASK (cents)	35.23	25.47	38.3%
PRASK (cents)	31.37	22.29	40.7%
CASK (cents)	34.45	28.46	21.1%
CASK ex-fuel (cents)	21.33	20.12	6.0%
Fuel cost per liter	4.25	2.71	57.0%
Break-even load factor (%)	78.6%	85.4%	-6.8 p.p.
Average exchange rate	5.23	5.47	-4.3%
End of period exchange rate	4.74	5.70	-16.8%
Inflation (IPCA/LTM)	11.30%	6.10%	+5.2 p.p.
WTI (average per barrel, US$)	95.01	58.14	63.4%
Heating Oil (US$)	306.87	174.74	75.6%

¹Operating results were adjusted for non-recurring items.

Operating Revenue

In 1Q22, Azul had record first quarter operating revenues of R$3.2 billion, 74.9% higher than the same period last year and 25.6% up compared to 1Q19.

Passenger revenue increased 77.9% on 26.4% higher total capacity compared to the same period last year. Compared to 1Q19, passenger revenue was up 16.8%, even with international and corporate traffic far from full recovery.

PRASK increased 40.7% compared to 1Q21 and was up 7.1% compared to 1Q19, driven by the strong and improving leisure demand and the robust corporate recovery, which allowed us to gradually raise fares, clearly demonstrating our rational capacity deployment and the sustainable competitive advantages of our business model.

Cargo and other revenues increased 53.4% year over year, totaling R$350.1 million in 1Q22 driven by robust demand for our logistics solutions and our exclusive network. Compared to 1Q19, cargo and other revenues more than tripled.

4

First Quarter Results 2022

R$ cents	1Q22	1Q21	% Δ
Operating revenue per ASK
Passenger revenue	31.37	22.29	40.7%
Cargo revenue and others	3.86	3.18	21.3%
Operating revenue (RASK)	35.23	25.47	38.3%
Operating expenses per ASK¹
Aircraft fuel	13.12	8.34	57.3%
Salaries, wages and benefits	4.79	5.78	-17.2%
Depreciation and amortization	5.76	4.80	20.1%
Landing fees	2.20	2.08	5.4%
Traffic and customer servicing	1.47	1.21	21.3%
Sales and marketing	1.40	1.20	16.6%
Maintenance materials and repairs	1.62	1.31	24.0%
Other operating expenses	4.09	3.74	9.5%
Total operating expenses (CASK)	34.45	28.46	21.1%
Operating income per ASK (RASK/CASK)	0.78	(2.99)	n.a.

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 1Q22, Azul recorded operating expenses of R$3.1 billion, compared to R$2.0 billion in 1Q21, representing an increase of 53.1% mainly due to a 57.0% increase in jet fuel prices and a capacity increase of 26.4%, partially offset by a 4.3% average appreciation of the Brazilian real against the US dollar and higher productivity and cost reduction initiatives.

Compared to 1Q19, total operating expenses increased 42.3%, mostly driven by a 75.3% increase in jet fuel prices and the 38.8% average depreciation of the Brazilian real against the US dollar, partially offset by higher productivity and cost reduction initiatives.

CASK normalized by cargo, fuel and foreign exchange rate compared to 1Q19 was essentially flat, offsetting over 20% inflation on real-denominated costs over the past three years, clearly demonstrating our higher efficiency and productivity.

The breakdown of our main operating expenses compared to 1Q21 is as follows:

▪	Aircraft fuel increased 98.9% to R$1,189.0 million, mostly due to a 57.0% increase in jet fuel price per liter and a 26.4% increase in total capacity, partially offset by the reduction in fuel burn as a result of our more efficient next generation fleet.
▪	Salaries, wages and benefits increased 4.8% to R$434.2 million, mainly due to a 10.6% increase in full-time employees (FTE) compared to 1Q21 to support our capacity increase of 26.4%, partially offset by higher employee productivity. On a per-ASK basis, salaries, wages and benefits decreased 17.2% versus 1Q21.
▪	Depreciation and amortization increased 51.9% or R$178.3 million, driven by the increase in the size of our fleet compared to 1Q21 and a new engine accounting policy.
▪	Landing fees increased 33.3% or R$49.8 million, mostly due to the 21.8% increase in block hours and 16.0% increase in departures, in addition to the 11.3% inflation over the last 12 months.
▪	Traffic and customer servicing expenses increased 53.4% or R$46.3 million, primarily due to the 20.6% increase in the number of passengers in 1Q22 compared to 1Q21, in addition to inflation.
▪	Sales and marketing increased 47.4% or R$40.8 million, mostly driven by the 74.9% growth in revenue, which increased sales commissions and cargo express shipments, which have higher commission fees.

5

First Quarter Results 2022

▪	Maintenance and repairs increased R$53.3 million compared to 1Q21, mostly driven by a higher number of maintenance events in the quarter, partially offset by a higher share of maintenance checks performed in-house and a 4.3% average appreciation of the real against the dollar.
▪	Other operating expenses increased 38.4%, or R$103.0 million, driven by the 11.3% inflation in the past 12 months, an increase in training expenses as we increased our operations and expenses related to the growth of our cargo business, offset by the appreciation of the real against the dollar.

Non-Operating Results

Net financial results (R$ million)¹	1Q22	1Q21	% Δ
Net financial expense	(920.2)	(836.1)	10.0%
Derivative financial instruments	209.9	24.1	769.4%
Foreign currency exchange, net	3,298.4	(1,626.4)	n.a.
Net financial results	2,588.1	(2,438.4)	n.a.

¹Excludes convertible debentures expenses.

Net financial expenses reached R$920.2 million, mainly due to the interest accrual on loans and lease liabilities in the quarter, and the increase in the Brazilian risk-free rate from an average of 2.2% in 1Q21 to an average of 10.3% in 1Q22.

Derivative financial instruments resulted in a net gain of R$209.9 million in 1Q22 mostly due to a fuel hedge gain recorded during the period. As of March 31, 2022, Azul has hedged 16.7% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency gain of R$3,298.4 million in 1Q22 due to the 15.1% end of period appreciation of the Brazilian real against US dollar in the quarter, resulting in a decrease in loans and lease liabilities denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with R$3.3 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments, even after paying R$1.5 billion in leases, loans, deferral repayments, interest and capital expenses. This immediate liquidity represented 28.7% of our last twelve months’ revenue. Total liquidity including deposits, maintenance reserves, long-term investments and receivables was R$6.0 billion as of March 31, 2022. This does not include spare parts or other unencumbered assets like TudoAzul and Azul Cargo.

Liquidity (R$ million)	1Q22	4Q21	% Δ
Cash, cash equivalents and short-term investments	1,859.3	3,075.2	-39.5%
Accounts receivable	1,399.0	1,074.1	30.2%
Immediate liquidity	3,258.3	4,149.3	-21.5%
Cash as % of LTM revenues	28.7%	41.6%	-12.9 p.p.
Long-term investments and receivables	876.2	1,104.7	-20.7%
Security deposits and maintenance reserves	1,877.1	1,964.4	-4.4%
Total Liquidity	6,011.5	7,218.5	-16.7%

We have no significant debt repayments in the next two years and have no restricted cash.

6

First Quarter Results 2022

The chart below converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of 4.74:

¹Excludes convertible debentures.

Gross debt decreased 12.9% or R$2,962.7 million compared to December 31, 2021, mostly due to the 15.1% end of period appreciation of the Brazilian real and loans and lease repayments of R$1.1 billion in the quarter, offset by R$431.8 million related to new aircraft entering the fleet and by R$200.0 million related to a new debt, illustrating our ability to access new credit lines.

As a result, Azul’s leverage ratio measured as net debt to LTM EBITDA reached 7.8x. We are confident on our ability to reduce leverage organically, and we can end 2022 with leverage starting with a 5, reducing our leverage to start with a 4 in the end of 2023 and with a 3 in the end of 2024.

As of March 31, 2022, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 2.8 years, with an average interest rate of 8.4%. Average interest rate on local and dollar-denominated obligations were 15.0% and 6.5%, respectively.

Loans and financing (R$ million)¹	1Q22	4Q21	% Δ	1Q21	% Δ
Operating lease liabilities	11,804.8	13,796.5	-14.4%	13,213.1	-10.7%
Finance lease liabilities	903.1	1,094.1	-17.5%	927.0	-2.6%
Other aircraft loans and financing	1,026.0	1,205.9	-14.9%	1,333.8	-23.1%
Loans and financing	6,339.6	6,939.8	-8.6%	3,922.8	61.6%
Currency hedges	-	-	n.a.	1.0	n.a.
% of non-aircraft debt in local currency	25%	20%	+4.4 p.p.	41%	-16.4 p.p.
% of total debt in local currency	8%	7%	+1.8 p.p.	9%	-0.8 p.p.
Gross debt	20,073.6	23,036.3	-12.9%	19,397.7	3.5%

¹Considers the effect of hedges on debt. Excludes convertible debentures expenses.

7

First Quarter Results 2022

The table below presents additional information related to our leases. This includes current lease payments and deferred lease repayments:

Lease payments (R$ million)	1Q22	4Q21	% Δ	1Q21	% Δ
Operating leases
Payments made	939.7	673.0	39.6%	292.7	221.0%
Weighted average remaining lease term	7.8	7.9	-0.7%	8.1	-3.1%
Finance leases
Payments made	60.6	52.4	15.7%	14.9	306.3%
Weighted average remaining lease term	5.5	5.7	-4.1%	5.3	3.8%

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	1Q22	4Q21	% Δ
Cash¹	4,134.5	5,254.0	-21.3%
Gross debt²	20,073.6	23,036.3	-12.9%
Net debt¹²	15,939.1	17,782.3	-10.4%
Net debt¹² / EBITDA (LTM)	7.8	11.2	-30.6%

¹Includes cash and cash equivalents, short-term and long-term investments and receivables.

²Excludes convertible debentures.

Fleet and Capital Expenditures

As of March 31, 2022, Azul had a total passenger operating fleet of 166 aircraft and a passenger contractual fleet of 178 aircraft, with an average aircraft age of 6.9 years, excluding Cessna aircraft. At the end of 1Q22, the 12 aircraft not included in our operating passenger fleet consisted of 6 ATR subleased to TAP, 3 Embraer E1 subleased to Breeze, 2 Embraer E1 in process of exiting the fleet and 1 airbus A330 aircraft in process of entering service.

Passenger Contractual Fleet¹	1Q22	4Q21	% Δ	1Q21	% Δ
Airbus widebody	12	12	0.0%	12	0.0%
Airbus narrowbody	49	49	0.0%	45	8.9%
Embraer E2	9	9	0.0%	9	0.0%
Embraer E1	50	50	0.0%	59	-15.3%
ATR	39	42	-7.1%	39	0.0%
Cessna	19	17	11.8%	14	35.7%
Total¹	178	179	-0.6%	178	0.0%
Aircraft under operating leases	152	150	1.3%	151	0.7%

¹ Includes 9 subleased aircraft.

Passenger Operating Fleet	1Q22	4Q21	% Δ	1Q21	% Δ
Airbus widebody	11	11	0.0%	11	0.0%
Airbus narrowbody	49	47	4.3%	45	8.9%
Embraer E2	9	9	0.0%	9	0.0%
Embraer E1	45	44	2.3%	48	-6.3%
ATR	33	33	0.0%	33	0.0%
Cessna	19	17	11.8%	13	46.2%
Total	166	161	3.1%	159	4.4%

8

First Quarter Results 2022

Capex

Capital expenditures totaled R$226.9 million in 1Q22, mostly due capitalization of engine overhaul events and the acquisition of spare parts.

(R$ million)	1Q22	1Q21	% Δ
Aircraft and maintenance and checks	184.2	155.5	18.4%
Intangible Assets	42.8	41.6	2.9%
Other	-	20.8	n.a.
CAPEX	226.9	217.9	4.2%

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	1Q22	4Q21	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,156	1,176	-1.7%
Total fuel consumed (GJ x 1000)	10,480	11,116	-5.7%
Fleet
Average age of operating fleet¹	6.9	6.6	4.5%
Social
Labor Relations
Employee gender: male	59%	59%	0.1p.p.
Employee gender: female	41%	41%	-0.1p.p.
Employee monthly turnover	2%	1%	0.6p.p.
% of employee covered under collective bargaining agreements	100%	100%	0.0p.p.
Volunteers	2,990	2,754	8.6%
Governance
Management
Independent directors	91%	91%	0.0p.p.
Percent of board members that are women	9%	9%	0.0p.p.
Board of directors' average age	60	60	0.0%
Director meeting attendance	100%	99%	1.1p.p.
Board size	11	11	0.0%
Participation of women in leadership positions	41%	39%	1.9p.p.

¹Excludes Cessna

9

First Quarter Results 2022

Non-Recurring Items Reconciliation

Our results include the impacts of charges that are deemed non-recurring items and should not be considered to compare to prior or future periods.

In 1Q22 our operating results were adjusted for non-recurring items totaling R$220.5 million, consisting of non-cash provisions due to lower flying during the pandemic, changes in fleet composition and utilization due to COVID-19.

The table below provides a reconciliation of our IFRS reported amounts to the non-IFRS amounts excluding non-recurrent items:

1Q22 Non-recurring adjustments	As recorded	Adjustments	Adjusted
Operating revenue	3,193.0	-	3,193.0
Operating expenses	3,342.9	(220.5)	3,122.4
Maintenance materials and repairs	160.3	(13.1)	147.2
Other expenses	578.5	(207.5)	371.0
Operating income	(149.8)	220.5	70.7
Operating Margin	-4.7%	n.a.	2.2%
EBITDA	372.2	220.5	592.7
EBITDA Margin	11.7%	+6.9 p.p.	18.6%

Forward Outlook

In 2022 we expect our capacity to grow approximately 10% vs. 2019 and remain confident of an expected EBITDA for the 2022 year of around R$4.0 billion excluding non-recurrent items. Considering our capacity growth strategy, we believe that we will enter 2023 with our operations fully recovered. Combined with the continued revenue growth, our cost-cutting initiatives, and a rational competitive environment, we expect to generate EBITDA of at least R$5.5 billion in 2023.Q22

Forward Outlook
2022 Total ASK vs. 2019	~10%
2022 RASK vs. 2019	>20%
2022 EBITDA²	~R$4.0 billion
2022 Leverage¹	5.X
2023 EBITDA²	~R$5.5 billion
2023 Leverage¹	4.X
2024 Leverage¹	3.X

¹Includes cash and cash equivalents, short-term and long-term investments, and receivables. Excludes convertible debentures.

²Excludes non-recurring items.

10

First Quarter Results 2022

Conference Call Details

Monday, May 9th, 2022

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 4090 1621 or +55 11 3181-8565

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more 151 destinations. With a passenger operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 240 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

First Quarter Results 2022

Balance Sheet – IFRS

(R$ million)	March 31, 2022	December 31, 2021
Assets	17,785.6	18,533.5
Current assets	5,030.2	5,846.3
Cash and cash equivalents	1,857.8	3,073.8
Short-term investments	1.5	1.4
Trade and other receivables	1,329.4	997.9
Sublease receivables	69.6	76.2
Inventories	601.8	571.9
Security deposits and maintenance reserves	315.1	410.9
Taxes recoverable	152.6	109.7
Derivative financial instruments	261.1	83.2
Prepaid expenses	226.5	244.4
Other current assets	214.8	276.9
Non-current assets	12,755.4	12,687.1
Long-term investments	722.1	906.7
Sublease receivables	154.1	198.0
Security deposits and maintenance reserves	1,561.9	1,553.5
Derivative financial instruments	227.4	270.6
Prepaid expenses	358.3	313.4
Other non-current assets	126.3	126.1
Right of use assets - leased aircraft and other assets	5,635.8	5,508.9
Right of use assets - maintenance of leased aircraft	605.5	490.7
Property, equipment and right of use assets	1,991.1	1,961.2
Intangible assets	1,372.9	1,358.0
Liabilities and equity	17,785.6	18,533.5
Current liabilities	11,796.1	11,710.2
Loans and financing	1,510.2	1,023.4
Current maturities of lease liabilities	3,010.4	3,497.7
Accounts payable	2,055.0	1,775.4
Air traffic liability	3,048.0	3,063.8
Reimbursement to clients	99.7	173.7
Salaries, wages and benefits	478.9	459.7
Insurance premiums payable	44.5	92.8
Taxes payable	63.6	127.7
Federal tax installment payment program	73.6	69.7
Derivative financial instruments	66.0	77.5
Provisions	970.1	977.1
Other current liabilities	376.0	371.9
Non-current liabilities	21,628.3	25,156.2
Loans and financing	7,499.7	8,995.3
Long-term obligations under lease liabilities	9,697.5	11,392.9
Accounts payable	778.3	563.5
Derivative financial instruments	186.9	209.5
Federal tax installment payment program	331.6	352.1
Provision	2,112.5	2,522.5
Other non-current liabilities	1,021.9	1,120.3
Equity	(15,638.8)	(18,333.0)
Issued capital	2,291.0	2,290.9
Advance for future capital increase	22.9	0.1
Capital reserve	1,950.8	1,946.5
Treasury shares	(12.0)	(12.0)
Accumulated other comprehensive income (loss)	5.8	5.8
Accumulated losses	(19,897.3)	(22,564.3)

12

First Quarter Results 2022

Cash Flow Statement – IFRS

(R$ million)	1Q22	1Q21	% Δ
Cash flows from operating activities
Net profit (loss) for the period	2,667.0	(2,786.6)	n.a.
Total non-cash adjustments
Depreciation and amortization	522.0	343.7	51.9%
Unrealized derivatives	(306.0)	(78.2)	291.5%
Exchange gain and (losses) in foreign currency	(3,424.6)	1,726.4	n.a.
Interest on assets and liabilities, net	905.9	824.9	9.8%
Provisions	80.3	3.9	1976.3%
Result of lease agreements modification	(0.8)	(13.1)	-93.8%
Other	15.4	(6.9)	n.a.
Changes in operating assets and liabilities
Trade and other receivables	(361.3)	10.9	n.a.
Sublease receivables	15.0	4.1	263.4%
Security deposits and maintenance reserves	(75.2)	(148.5)	-49.4%
Prepaid expenses	(58.5)	(10.7)	444.8%
Other assets	0.5	(58.7)	n.a.
Derivatives	41.1	(18.7)	n.a.
Accounts payable	253.0	190.9	32.5%
Salaries, wages and employee benefits	15.5	12.8	21.0%
Air traffic liability	(93.0)	(166.8)	-44.3%
Payments related to contingencies	(37.4)	(29.7)	26.2%
Other liabilities	(183.2)	(122.5)	49.6%
Interest paid	(213.7)	(35.9)	495.2%
Net cash used by operating activities	(237.9)	(358.6)	-33.7%

Cash flows from investing activities
Short-term investment	(0.0)	81.4	n.a.
Acquisition of subsidiary, net of cash acquired	-	(20.0)	n.a.
Acquisition of intangible	(42.8)	(41.6)	2.9%
Acquisition of property and equipment	(184.2)	(176.3)	4.5%
Net cash generated (used in) investing activities	(227.0)	(156.4)	45.1%

Cash flows from financing activities
Loans and financing
Proceeds	200.0	4.8	4110.5%
Repayment	(83.1)	(53.1)	56.5%
Repayment of lease debt	(820.5)	(291.0)	182.0%
Capital increase	-	22.3	n.a.
Treasury shares	(0.0)	(1.6)	-97.5%
Sales and leaseback	-	21.3	n.a.
Net cash generated (used) in financing activities	(703.6)	(297.4)	136.6%

Exchange gain (loss) on cash and cash equivalents	(47.5)	23.0	n.a.

Net decrease in cash and cash equivalents	(1,216.0)	(789.4)	54.0%

Cash and cash equivalents at the beginning of the period	3,073.8	3,064.8	0.3%

Cash and cash equivalents at the end of the period	1,857.8	2,275.4	-18.4%

13

First Quarter Results 2022

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

14

First Quarter Results 2022

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

15

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 8, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer